SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2017
Commission File Number 0-28800
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DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2017, incorporated by reference herein:
Exhibit
99.1 Release dated March 24, 2017, CHANGE OF REGISTERED OFFICE.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 24, 2017 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or “Company”)
CHANGE OF REGISTERED OFFICE
DRDGOLD shareholders are advised that the Company will be changing the address of its registered office to: 1 Sixty Jan Smuts Building, 2
nd
Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, with effect from 30 March 2017.
Our contact details remain the same: tel: +27 (0)11 470 2600; fax: +27 (0) 86 524 3061.
Johannesburg
24 March 2017
Sponsor
One Capital